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RANDY K. STERNS rsterns@bushross.com (813) 204-6401 [Direct Line]	1801 N. Highland Avenue Tampa, Florida 33602 (813) 224-9255[Phone] (813) 223-9620 [Fax] www.bushross.com Mailing Address: Post Office Box 3913 Tampa, Florida 33601-3913

January 8, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attn:  David Lin, Staff Attorney

RE:	Ministry Partners Investment Company, LLC
2021 Class A Notes - Registration Statement on Form S-1 File No. 333-250027

Dear Mr. Lin:

We are submitting this letter on behalf of our client, Ministry Partners Investment Company, LLC (the “Company”), in response to an oral comment received today  regarding  the Company’s Registration Statement on Form S-1 filed on November 12, 2020, as amended by Pre-Effective Amendment No. 1 to Form S-1 filed on January 6, 2021.  Based upon that conversation, we understand that staff has requested that we review the Commission’s Compliance & Disclosure Interpretations last updated on September 21, 2020 and specifically Question 117.05.

We appreciate your office’s review of the Company’s most recent submission and hereby respond as follows:

Registration Statement on Form S-1

1.	Please Review CD&I 117.05 and update your disclosures for the recent calendar year ended December 31, 2020.

January 8, 2021

RESPONSE:

We have amended the registration statement to include the 2020 calendar year information for the Summary Compensation Table as required by Item 402 of Regulation S-K. In addition, we have updated other disclosures related to these items of compensation by footnotes to the Summary Compensation Table.

Filed with this letter is a blue line comparison copy of the above-referenced Pre-Effective Amendment No. 2 to the subject S-1 Registration Statement, showing changes from the Pre-Effective Amendment No. 1 to the subject S-1 Registration Statement.

Should you have additional questions or comments regarding this matter, please contact me at (813) 224-9255.  Thank you for your attention and courtesies with respect to this matter.

Respectfully Submitted,

Bush Ross, P.A.
/s/Randy K Sterns
Randy K. Sterns

cc: Joseph W. Turner, Jr.